Exhibit 99.2

Magnitude International Ltd Announces Closing of Initial Public Offering

SINGAPORE, August 13, 2025 – Magnitude International Ltd (the “Company” or “Magnitude”) (Nasdaq: MAGH), an electrical installation service provider based in Singapore, today announced the closing of its initial public offering (the “Offering”) of 2,200,000 ordinary shares at a public offering price of US$4.00 per ordinary share for total gross proceeds of US$8.8 million, before deducting underwriting discounts and offering expenses. The Company sold 1,650,000 ordinary shares and a selling shareholder, XJL International Ltd, sold 550,000 ordinary shares. The Company did not receive any proceeds from the sale of ordinary shares by the selling shareholder.

The ordinary shares began trading on the Nasdaq Capital Market on August 12, 2025 under the ticker symbol “MAGH.”

The Offering was conducted on a firm commitment basis. Bancroft Capital, LLC acted as sole underwriter for the Offering. Concord & Sage PC acted as U.S. legal counsel to the Company, and Taft Stettinius & Hollister LLP acted as U.S. legal counsel to Bancroft Capital, LLC, in connection with the Offering.

A registration statement on Form F-1 relating to the Offering was filed with the Securities and Exchange Commission (the “SEC”) (File Number: 333-287609), as amended, and was declared effective by the SEC on July 30, 2025. The Offering was made only by means of a prospectus forming a part of the registration statement. Electronic copies of the final prospectus relating to the Offering may be obtained by visiting the SEC’s website located at http://www.sec.gov or by contacting Bancroft Capital, LLC, 501 Office Center Drive, Suite 130, Fort Washington, PA 19034, Attention: Jason Diamond, by email: investmentbanking@bancroft4vets.com or by telephone at +1 (484) 546-8000.

This press release does not constitute an offer to sell, or the solicitation of an offer to buy any of the Company’s securities, nor shall there be any offer, solicitation or sale of such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction.

About Magnitude International Ltd

Magnitude International Ltd is a Singapore-based electrical installation service provider to both the private and public sectors. Founded in 2012, the Company has over 12 years of experience in providing services such as the installation of generators, transformers, and various types of alteration and addition works, including the rewiring and installation of solar panel systems. The Company primarily acts as the main electrical contractor in construction projects and has participated in a range of greenfield and brownfield electrical installation projects. Its mission is to become one of the leading integrated one-stop electrical installation services providers in Singapore, and to add value to all stakeholders by ensuring that all buildings serviced by the Company are safe, functional and energy efficient.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can find many (but not all) of these statements by the use of words such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “potential,” “intend,” “plan,” “believe,” “likely to” or other similar expressions in this prospectus. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

For more information, please contact:

Magnitude International Ltd

Mr. Lim Say Wei

Email swlim@bnlengrg.com

Underwriter Contact:

Bancroft Capital, LLC,

501 Office Center Drive, Suite 130

Fort Washington, PA 19034

Email: investmentbanking@bancroft4vets.com